Exhibit 99.2

Bona Film Group Appoints News Corporation Executive Dr. Jack Q. Gao to Board of Directors

BEIJING — August 24, 2012 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced the appointment of Dr. Jack Q. Gao, Senior Vice President of News Corporation and Chief Executive Officer of News Corporation’s China Investments, to its Board of Directors, which will be effective September 10, 2012.  Dr. Gao will replace Ms. Nansun Shi, who will resign from the Company’s Board to pursue other interests but will continue to serve in an advisory role and on the investment committee of the Company.

“As head of News Corporation’s investments in China, Jack played an important role in their recent strategic investment in Bona, and we are pleased that he has agreed to take a more active role in the Company by joining our Board. He has a wealth of China and international experience with global leaders in media and entertainment and a range of other industries, and his appointment will significantly strengthen our Board of Directors. We welcome Jack to Bona and look forward to his contributions to our strategy, direction and future success. Lastly, I would like to thank Ms. Nansun for her service.  We are looking forward to working with her in her new role,” said Bona Founder, Chairman and CEO Yu Dong.

Dr. Gao has over 20 years of executive experience in software, media & entertainment and venture capital. He currently serves as Senior Vice President of News Corporation, CEO of News Corporation China Investments and Chief Representative of News Corporation Beijing Representative Office. Prior to joining News Corporation in 2006, Dr. Gao was Corporate Vice President and President of Emerging Markets at Autodesk, where he oversaw the Company’s emerging markets business with a focus on Greater China and India. Previously, he was President and General Manager of Microsoft (China) Ltd. Co., where he was responsible for operations, sales and marketing, government relations and business developments. Additionally, he has been a General Partner at Walden International, a $1 billion venture capital fund and Asia Business Manager at MSC Software. Dr. Gao holds a PhD, Master and B.S in Engineering from Harbin Institute of Technology and University of California, Los Angeles.

Dr. Gao said, “I am honored to join Bona’s Board of Directors at this important stage in the Company’s development. Bona’s vertically integrated business model has produced a number of advantages over other Chinese film distributors, and has the Company well positioned as a leader in China’s fast-growing film industry. I am excited to be working more closely with Bona’s talented executive team, and look forward to helping the Company realize its tremendous growth potential as we move along the path to success.”

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates 14 movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact Us

In China:	In the U.S.:
Ms. Ivy Lu	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5928-3663-264	Brandi Floberg or Lee Roth
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com

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